Citigroup Global Markets Holdings Inc.	Free Writing Prospectus to Pricing Supplement No. 2024-USNCH24165 Registration Statement Nos. 333-270327 and 333-270327-01 Dated October 15, 2024; Filed pursuant to Rule 433

Market-Linked Notes Based on the S&P 500® Index Due November 5, 2030

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, underlying supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying index:	The S&P 500® Index (ticker symbol: “SPX”)
Stated principal amount:	$1,000 per note
Pricing date:	October 31, 2024
Issue date:	November 5, 2024
Valuation date:	October 31, 2030, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur.
Maturity date:	November 5, 2030
Payment at maturity:	For each note you hold at maturity, the $1,000 stated principal amount plus the note return amount, which will be either zero or positive
Maximum return at maturity:	$523.00 per note (52.30% of the stated principal amount)
Note return amount[1]:

▪  If the final index level is greater than the initial index level:
$1,000 × the upside participation rate × the index return, subject to the maximum return at maturity

▪  If the final index level is less than or equal to the initial index level:
$0

Upside participation rate:	100.00%
Initial index level:	The closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the valuation date
Index return:	(i) The final index level minus the initial index level, divided by (ii) the initial index level
CUSIP/ISIN:	173070KH5 / US173070KH58
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/200245/000095010324014 898/dp219366_424b2-us2420863d.htm

Hypothetical Payout at Maturity[1]
Change in Underlying	Return on Notes
+100.00%	52.30%
+80.00%	52.30%
+60.00%	52.30%
+52.30%	52.30%
+50.00%	50.00%
+40.00%	40.00%
+20.00%	20.00%
+10.00%	10.00%
+5.00%	5.00%
0.00%	0.00%
-5.00%	0.00%
-10.00%	0.00%
-25.00%	0.00%
-50.00%	0.00%
-75.00%	0.00%
-100.00%	0.00%
[1] All payments are subject to our credit risk

On the date of the accompanying pricing supplement, the estimated value of the notes is $896.50 per note, which is less than the public offering price. The estimated value of the notes is based on Citigroup Global Markets Inc.’s (“CGMI”) proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the accompanying preliminary pricing supplement.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-270327 and 333-270327-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Summary Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

•	You may not receive any return on your investment in the notes.
•	The notes do not pay interest.
•	Your potential return on the notes is limited.
•	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the underlying index declines or does not appreciate sufficiently from the initial index level to the final index level.
•	Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index.
•	Your payment at maturity depends on the closing level of the underlying index on a single day.
•	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
•	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.
•	Sale of the notes prior to maturity may result in a loss of principal.
•	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate, is less than the issue price.
•	The estimated value of the notes was determined for Citigroup Global Market Holdings Inc. by its affiliate using proprietary pricing models.
•	The estimated value of the notes would be lower if it were calculated based on Citigroup Global Market Holdings Inc.’s secondary market rate.
•	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market.
•	The value of the notes prior to maturity will fluctuate based on many unpredictable factors.
•	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment.
•	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the notes.
•	Citigroup Global Market Holdings Inc.’s offering of the notes does not constitute a recommendation of the underlying index.
•	The level of the underlying index may be adversely affected by Citigroup Global Market Holdings Inc.’s or its affiliates’ hedging and other trading activities.
•	Citigroup Global Market Holdings Inc. and its affiliates may have economic interests that are adverse to yours as a result of the business activities of Citigroup Global Market Holdings Inc.’s affiliates.
•	The calculation agent, which is an affiliate of Citigroup Global Market Holdings Inc., will make important determinations with respect to the notes.
•	Adjustments to the underlying index may affect the value of your notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the heading “United States Federal Tax Considerations” concerning the U.S. federal tax consequences of an investment in the notes, and you should consult your tax adviser.